October 31, 2019

Andrea Petersen
Chief Executive Officer
School of Whales Commercial Real Estate Equity Fund, LLC
2900 SW 28th Terrace, Suite 202
Miami, FL 33133

       Re: School of Whales Commercial Real Estate Equity Fund, LLC
           Amendment No. 3 to Form 1-A
           Filed October 15, 2019
           File No. 024-10995

Dear Ms. Petersen:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 8, 2019 letter.

Form 1-A/A Filed October 15, 2019

PART II- OFFERING CIRCULAR
Financial Statements, page F-1

1. Please revise to update your financial information pursuant to guidance outlined within paragraphs (b)(3)-(4) of Part F/S within Form 1-A.
Exhibits

2. Appendix A of the Operating Agreement filed as Exhibit 3 states that, by signing the
      Subscription Agreement, investors "are giving up their right to trial by jury and their right to conduct pretrial discovery." Article 13 of the Operating Agreement relating to Internal
      Dispute Resolution Procedure states that such provision does not apply to claims arising
 Andrea Petersen
School of Whales Commercial Real Estate Equity Fund, LLC
October 31, 2019
Page 2
      under the federal securities laws and the rules and regulations promulgated thereunder.
      Please revise to clarify whether the waiver of trial by jury applies to claims arising under the federal securities laws and rules and regulations promulgated thereunder and revise the disclosure in your offering statement and the Operating Agreement, including Appendix
      A, accordingly.

General

3. Please note that the offering statement must be signed by the issuer, its principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of its board of directors or other governing body. Please see Instruction 1 to the
      Signatures section of Form 1-A and revise accordingly.
       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jennifer Gowetski at 202-551-3401 with any other questions.



                                                            Sincerely,
FirstName LastNameAndrea Petersen
                                                    Division of Corporation
Finance
Comapany NameSchool of Whales Commercial Real Estate Equity Fund, LLC
                                                    Office of Real Estate &
Construction
October 31, 2019 Page 2
cc:       James Dodrill, Esq.
FirstName LastName